Filed by Howard Bancorp, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Howard Bancorp, Inc.
Commission File No.: 001-35489
Date: July 13, 2021

This filing relates to the proposed merger of Howard Bancorp, Inc. with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 12, 2021

The following documents were made available to employees of Howard Bancorp, Inc. on July 13, 2021

President’s/CEO’s Message:

Today marks a new chapter in the history of Howard Bancorp, Inc. (HBI), as we announce our merger with F.N.B. Corporation (FNB) and its commercial banking arm, First National Bank. A copy of the press release is attached for your reference. This is, in many respects, the  continuation of a journey we set out on 18 years ago to provide a focused and differentiated experience for clients, our shareholders and our communities that would result in us being relevant in their lives and impactful to their futures.

This latest partnership is an incredible milestone for our business. It’s a testament to the outstanding team we have assembled, the legacies that we’ve helped our customers build,  the lasting relationships that we’ve created with the people and communities we serve and the value we created for our shareholders. You should each be exceptionally proud to have created a franchise that is so valued by such a premier financial institution as FNB.

There are many strategic reasons for this merger, but first and foremost it is important to understand that we are joining an organization whose commitment to the value of each employee is unparalleled. Our employees are and always have been our most valued asset. You have created all of our other assets – tangible and intangible. FNB shares that focus and has a deep appreciation for the employees who make everything possible. They have been a repeated winner of Best Workplace awards over the years, including in the Baltimore region, which gives us tangible evidence of both their own commitment to their colleagues and the respect it generates in their workforce.

Throughout our growth, we have been steadfast in our focus on helping our customers and communities achieve their goals, while always being mindful of the interests of our shareholders. Our teams have always been provided with products and services that allow them to anticipate and meet customer needs. Like Howard, FNB is committed to investing in the tools, technology, and channels customers need to reach their goals. Given the enviable scale that they have achieved, their cumulative investments in products and services have been broad and deep. As a result, our clients also will gain access to new offerings such as capital markets, syndications, mezzanine financing, SBA, leasing, international banking, expanded private banking, insurance and a full suite of wealth management products and services. Together, these enhanced capabilities present an exciting opportunity to provide our valued clients with a more holistic approach to their personal and business banking relationships.

Our constant search for continued relevance and impact in increasingly challenging economies and competitive marketplaces has always guided both our organic growth trajectory and our history of team lift outs, branch, FDIC assisted and whole bank acquisitions and mergers. As we’ve searched for transformational growth, others have as well. We’ve been approached by other banks over the years. As our executive management team has come to know FNB, every conversation has reinforced that we share the same values, priorities, cultures and a common vision for the greater good of our two companies. With every interaction, it became clearer that they were the next right partner and that now was the right time. We didn’t decide to merge Howard Bank with another bank, we decided to merge Howard Bank with FNB. That’s an important distinction.

This strategic combination will allow us to achieve the scale demanded by the marketplace. What will scale give us? It will enhance the experiences of our customers. It will provide a broader array of employee development opportunities over the longer term. It will increase our shareholder value by enriching our revenue streams and permit greater investments in both customer technology and information systems. Scale touches each of our stakeholders. Our combined organization will become one of the 50 largest bank holding companies in the United States, with approximately $41 billion in assets, more than 330 retail locations and operations in seven states and the District of Columbia. The Maryland, DC, and Virginia marketplace will become FNB’s third largest market. Our joint goal is to make it the fastest growing market.

We know that strategic merger news is often unexpected, and we’re sure you are all wondering what this means for each of you. Both management teams are committed to providing you with information throughout this process as soon as it becomes available. FAQs are referenced below and are now available and are being distributed with this message. As a next step, a virtual employee meeting is being planned for the near future where you will have an opportunity to learn more about FNB, our plans for integration and to ask as many questions as you need to feel at ease. FNB’s Chairman, President and CEO will soon schedule a time to meet as well. As always, our first priority is you and your families. While we may not have immediate answers to all of your questions, you have our promise that getting you those answers is a top priority.

We also understand that with change comes anxiety. We know that this can be a confusing and even concerning time for you.  Both Howard and FNB understand that direct, honest and transparent communication will be important to you and to the success of our integration efforts as we work together to make our bank into the bank of choice for employees, customers and shareholders.

Until the transaction is legally completed, which we expect will occur in early 2022, subject to HBI shareholder and regulatory approval, we will continue to operate as separate companies. We have almost all been in this position before and having been on the other side of this type of merger transaction we know, as professionals, the vital importance of remaining focused on our day-to-day responsibilities, and on providing our customers with the superior experience they have come to expect from us.

The attached information provides you with additional details about F.N.B. Corporation and First National Bank. It also includes pertinent Q & A information related to the merger.

As is typical in these situations, you may receive inquiries from external parties and it’s important that we speak with one voice. Please do not attempt to respond on your own, but rather forward any media inquiries to Jennifer M. Reel, FNB’s Senior Vice President, Director of Corporate Communications, at 724-983-4856 (office), 724-699-6389 (cell) or reel@fnb-corp.com. Thank you for your continuous commitment to building our legacy by helping others build theirs.

If you have any questions, please don’t hesitate to reach out to us.

Mary Ann & Rob
Howard Bank

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act.  These forward-looking statements include, but are not limited to, statements about the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances.  Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject.  The forward-looking statements in this communication pertain only to the date hereof, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

●
The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and Howard do business, or as a result of other unexpected factors or events;

●
Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

●	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
●
Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

●	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
●	The outcome of any legal proceedings that may be instituted against FNB or Howard;
●	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;
●
Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

●
Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Frequently Asked Questions

Below is a list of frequently asked questions (FAQ) and answers. Please use this internal-only reference tool when communicating with your teams, customers and other stakeholders. We will continue to provide you with timely updates throughout the integration process.

Table of Contents
General Questions	1
Who is FNB?	1
Can you explain why this merger is attractive for both banks?	1
Will the bank’s name change?	1
There are benefits to being a community bank. What should I expect as part of a much larger organization that is headquartered in a different state?	2
When will the acquisition be complete?	2
What happens prior to the day the merger closes, which is commonly referred to as “Legal Day 1”?	2
When will conversion – also known as the account migration process - take place?	2
Will branches be closed?	2
Where will the regional headquarters of the merged banks be located?	3
Will there be changes to our management team?	3
Employee Focused	3
Overall, what does the merger mean for Howard employees?	3
When will I know if my position is eliminated?	4
If my role is eliminated will I be eligible for severance?	4
Will benefits change? If my role is eliminated what will happen to my health benefits?	4
If my role is eliminated, will I receive outplacement services?	4

If my role changes and it’s not what I want to do, what other options are available to me?	4
If I have questions regarding Employee Impact related to this merger, who can I contact?	5
Customer Focused	5
How should I answer customer questions about the transition and what to expect?	5
Will service be interrupted?	6
How does this impact customer bank accounts, debit card(s), mobile banking, or online banking?	6
Does this change affect the current rate on Certificate of Deposit(s)?	6
Will deposits still be insured by the FDIC?	6
What happens to FDIC insurance coverage if a customer has deposits insured with both Howard and First National Bank?	6
Will further information regarding the merger be provided?	6
Who should customers call or where should they look for additional information?	6
Internal Processes	6
Will we continue to transact customer transactions in the branches and open new accounts differently?	7
Will there be any changes to the commercial credit process and to lending limits?	7
What should I do if I am contacted by the media?	7

General Questions--

Who is FNB?
Please see the F.N.B. Corporation (“FNB”) Fact Sheet.

Can you explain why this merger is attractive for the employees and customers of both banks?
This merger will grow and solidify the combined bank’s presence in the very attractive Baltimore and Greater Washington, D.C., markets and strengthen FNB’s franchise in the Mid-Atlantic region with:
●	A combined sixth-largest deposit market share in the Baltimore market
●	An expanded complimentary suite of commercial and retail products
●	A shared commitm--ent to client and community service

One of the 50 largest bank holding companies in the U.S., FNB is a premium financial services organization and a natural fit for Howard. Customers in Maryland, DC and Virginia are joined by customers in Pennsylvania, Ohio, West Virginia, North Carolina, South Carolina, and surrounding markets who know and admire the First National Bank brand and the quality for which it stands. Customers are familiar with their commitment to local communities.

Perhaps more importantly, we know we are joining an organization that values its employees and believes in recognizing their achievements. Most recently, FNB received extensive national and regional recognition for its support of its employees, customers and communities during the COVID pandemic.  Moreover, First National Bank, FNB’s largest affiliate, has been honored repeatedly as a top workplace, including as a Best Places to Work in Baltimore finalist (Baltimore Business Journal 2017-2020), and we are confident that employees will thrive in a culture that prioritizes collaboration and innovation.

Howard’s well-established customer base will have tremendous potential to benefit from First National Bank’s investment in infrastructure and artificial intelligence, peer-leading technology, digital capabilities, and expanded product set. The fast-growing region Howard serves is a logical extension of First National Bank’s announced strategy to expand in markets with attractive demographics and long-term growth potential. The combined organization will hold a top ten deposit share in six major metropolitan markets serving more than 10.5 million people, including a top six market share in the Baltimore MSA.

More important, however, is Howard’s proven, long-standing commitment to its customers and communities – shared by First National Bank as one of its founding principles.

We are confident this merger will be mutually beneficial for customers, shareholders, and employees and that we will grow stronger to better serve each of our key audiences. Our shared goal of remaining relevant and impactful for all of our stakeholders in changing markets will be enhanced by this business combination.

Will the bank’s name change?
The combined company will operate under the names of F.N.B. Corporation and First National Bank.

There are benefits to being a community bank. What should I expect as part of a much larger organization that is headquartered in a different state?
As is the case with Howard Bank, First National Bank has a unique competitive advantage in that they maintain the flexibility and personal touch that frequently define a community bank but, due to the considerable benefits of scale, First National Bank is able to offer the resources and breadth of a larger institution’s sophisticated financial services and expanded product offerings. In many ways, it’s the best of both worlds.

First National Bank’s regional market model is founded on the support and authority they place in entrusting local leadership decision-making. From credit and retail opportunities to charitable giving and community investments, the decisions impacting the markets served by First National Bank will be made by local leadership who live and work here and who truly understand our clients and communities.

When will the acquisition be complete?
The transaction is expected to be completed and convert in early 2022.

What happens prior to the day the merger closes, which is commonly referred to as “Legal Day 1?”
Between now and Legal Day 1, it is business as usual for Howard Bank’s employees and customers. We should all remain focused on our day-to-day responsibilities and on providing our customers with the superior experience they have come to expect from us.

When will conversion – also known as the account migration process - take place?
We anticipate conversion will occur concurrently with the completion of the merger in early 2022.

How much overlap is there between the two banks?
The combined bank will offer additional scale and an increased physical presence in their Mid-Atlantic Region. While there is some overlap, FNB will continue to evaluate the combined branch networks to determine the optimal locations through which to serve our customers and drive efficiency.

As that strategy evolves, you can expect that we will strive to maintain as many employees as possible, all while continuing to serve customers’ daily banking needs and providing top level service.

Will branches be closed?
Given some geographic overlap of Howard Bank and FNB branch locations in Maryland, we anticipate there will be some optimization of the branch delivery network to best serve our customers. Our goal is, as always, to acknowledge ongoing changes in customer behaviors, ensure minimal customer and employee impact and, as a result, we will make sure the consolidated branches are staffed by customer-facing employees from both banks.

When will the signs at offices change?
Signs are anticipated to change after Legal Day 1.

Where will the regional headquarters of the merged banks be located?
First National Bank has a regional market headquarters based in Baltimore, Maryland. No decision regarding the current Howard Bank Canton headquarters location has been made and as soon as they are made, any changes will be communicated to the team.

Will there be changes to our management team?
First National Bank and Howard Bank have come to know each other and have mutual respect for each other’s leadership teams. We are just beginning the merger process and have a long way to go before all of these decisions are made.

Employee Focused
Howard Bank’s goal has been to be the best bank in our markets serving businesses, business owners, their employees and the communities served by our branch network. The combination of Howard Bank and First National Bank is an exciting and transformational leap forward in achieving our long-term goal of being the premier commercial bank in the greater Baltimore market. We also understand that given our overlapping geography and aligned strategy that, in some instances, there will be a need for role eliminations. While this can be difficult news to hear, our commitment to our employees is to be honest and to treat every employee with dignity, respect and, above all, with professionalism.  The below FAQs are intended to help assist employees with questions regarding how this merger may impact their role.

Most mergers result in job losses. What can we expect?
First National Bank recognizes that our talented workforce has established a well-deserved reputation for service and commitment in our communities. Of course, the purpose of a merger is to create greater scale, better operating efficiencies and a stronger, more diversified company, which is accomplished through certain expense reductions, including the elimination of certain duplicative jobs.  First National Bank and Howard will provide assistance to affected employees, including career planning and other avenues of support, as well as making every effort to see that displaced personnel are moved to another location when possible, and ensuring that affected employees receive priority treatment to apply for open positions, regardless of location, before they are filled.

Overall, what does the merger mean for Howard employees?
Our combined organization will continue to value the employees who have been and remain our most important business asset. Employees are the key to smart growth, and we understand just how important a quality workforce is to the success of our company. That’s why we strive to develop an honest and mutually beneficial relationship with every employee.

As part of a larger financial institution, our employees will also have access to more robust career development opportunities. First National Bank’s goal, as it has always been, is to promote from within. The success of this strategy is apparent in their leadership team, comprised largely of individuals bringing extensive yet diverse experience to the company through previous mergers.

It’s also why we will attempt to continue operating with as many of our employees as possible, understanding that they have dedicated themselves to serving our customers, shareholders and communities.

Together, we are proud to continue - and build upon - our mutual strengths, and we are looking forward to working together to grow this region.

When will I know if my position is eliminated?
As we complete the organizational structure process we will communicate staffing changes as soon as possible.

If my role is eliminated will I be eligible for severance?
Yes. Information regarding severance will be provided along with benefits information in upcoming meetings.

Will benefits change?
We will be reviewing our benefits going forward and will communicate changes as we know them. All benefits that are currently in place for Howard Bank will remain in place until otherwise communicated.

As in the past, both Howard Bank and First National Bank reserve the right to amend or terminate their plans at any time and for any reason.

If my role is eliminated, will I receive outplacement services?
Yes, more information will be provided throughout the process.

If I have questions regarding employee impact related to this merger, who can I contact?
You can always speak with your current manager or contact human resources.

Customer Focused
What impact will the merger have on our customers?
No service interruptions are expected. In fact, this partnership will further expand our customer’s access to premium banking services through some offices in new locations in Greater Baltimore as well as Greater Washington including locations in Montgomery County, DC, and Northern Virginia.

First National Bank’s size has given them extensive ability to make sizable investments in state-of-the-art technology and leading-edge products and services which will allow us to provide customers with a fully digital banking platform that integrates the in-branch, online and mobile banking experiences as part of their Clicks-to-Bricks strategy.

You will receive additional information in the coming months, but in the meantime, can learn more about First National Bank’s approach to integrating innovation and personal service at www.fnbonline.com/innovation.

Our clients also will gain access to sophisticated solutions, such as capital markets, syndications, mezzanine financing, international banking, leasing, extended private banking, insurance and a full suite of wealth management products and services. Together, these expanded capabilities present an exciting opportunity to provide a more holistic approach to personal and business banking relationships.

Howard has done a wonderful job serving our customers, and we intend only to build on our high-quality customer experience standards. We will work closely with First National Bank to ensure that the transition is as seamless as possible and that our customers have the information they need to feel confident in the continued success of their banking relationship.

How should I answer customer questions about the transition and what to expect?
Merger announcements understandably raise a number of questions and concerns. It is important to reassure our customers that we are working together to ensure a seamless transition.

Feel free to explain to customers that we are still in the very early stages of the announcement and will share specifics as they become available. Nothing has changed at this point in time. Until the merger receives all necessary approvals, customers are encouraged to rely on official bank communication channels for timely, up-to-date and accurate information.

All locations will receive a pre-merger brochure in the coming weeks that will provide customers with additional information regarding our partnership with First National Bank. In the meantime, customers and employees alike are welcome to explore First National Bank’s website at www.fnb-online.com to learn more about the company, its culture and the products and services that will soon be available.

Will service be interrupted?
There will be no interruption in service.

How does this impact customer bank accounts, debit card(s), mobile banking, or online banking?
At this time, there will be no impact to customer bank accounts. They can continue to use their checks, debit card(s), and online bank access as usual. If accounts are affected as part of an account migration process, we will communicate separately and directly to ensure a smooth transition.

Does this change affect the current rate on Certificate of Deposit(s)?
No.

Will deposits still be insured by the FDIC?
Yes, the FDIC will continue to provide deposit insurance up to $250,000 for each account ownership category.

What happens to FDIC insurance coverage if a customer has deposits insured with both Howard and First National Bank?
When the two banks merge, deposits from Howard Bank will be separately insured from deposits at First National Bank for at least six months after the merger. This gives a grace period for depositors to evaluate and restructure their accounts if necessary. As expert bankers, we will offer to assist customers with this evaluation and to help them structure their accounts to maximize FDIC insurance coverage.

Will further information regarding the merger be provided?
Yes, we will continue to keep customers updated with information as it pertains to their specific situation.  Additionally, updates may be found at www.fnb-online.com.

Who should customers call or where should they look for additional information?
Assure customers that we are committed to providing the best service while we work through this transaction and beyond.

Internal Processes
Until further notice, all of the internal processes used by Howard Bank will remain unchanged. As changes to processes begin to evolve, communication around impacted processes will be communicated to the necessary parties. Until this point, it is business as normal following internal protocols as previously established.

Will we continue to transact customer transactions in the branches and open new accounts differently?
No, until further notice it will be business as usual. Howard Bank employees should follow normal protocols for transacting, maintenance, and opening new accounts. Until the conversion date, accounts must be transacted at the institution where the account is housed.

Will there be any changes to the commercial credit process and to lending limits?
After Legal Day 1, we expect there will be a number of enhancements to the credit process once the merger is completed. First, we expect the house limit will increase to allow us to better serve our current clients. There will be senior credit officers in market that will be able to approve deals up to $15 million. A senior loan committee meets twice a week, on Wednesday and Friday mornings to approve loans above $15 million.

Where can I get more answers about this merger?
We are committed to providing you with open, honest communication regarding the transition. We are in the very early stages of this merger and will provide specifics as they become available. Trust that you can expect timely communications from both banks throughout the process.

What should I do if I am contacted by the media?
Please refer all media inquiries to Jennifer Reel, First National Bank’s Director of Corporate Communications, at reel@fnb-corp.com, 724-983-4856 (office) or 724-699-6389 (cell).

* * *

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act.  These forward-looking statements include, but are not limited to, statements about the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances.  Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject.  The forward-looking statements in this communication pertain only to the date hereof, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

●
The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and Howard do business, or as a result of other unexpected factors or events;

●
Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

●	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
●
Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

●	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
●	The outcome of any legal proceedings that may be instituted against FNB or Howard;
●	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;
●
Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

●
Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

 Acquisition of Howard Bancorp, Inc.   July 13, 2021

 Disclaimer    2  This presentation contemplates a business combination pursuant to a merger agreement, dated as of July 12, 2021, between F.N.B. Corporation and Howard Bancorp, Inc. This presentation discusses the proposed transaction and does not purport to be all-inclusive, or to give you any legal, tax or investment advice. This presentation does not constitute or involve the giving of any investment advice, the making of representation, warranty or covenant whatsoever, or as a recommendation with respect to the voting, purchase or sale of any security or as to any other matter by FNB, Howard, or any other entity or person.Additional Information about the Merger and Where to Find ItIn connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.Participants in the SolicitationFNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8‑K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.No Offer or SolicitationThis presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended.Cautionary Statement Regarding Forward-Looking InformationThis presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the transaction.Forward-looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend", "outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statement are subject. The forward-looking statements in this presentation pertain only to the date of this presentation, and FNB and Howard disclaim any obligation to update or revise any forward‑looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.Forward-looking statements contained in this presentation are subject to, among others, the following risks, uncertainties and assumptions: The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and Howard do business, or as a result of other unexpected factors or events; Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; The outcome of any legal proceedings that may be instituted against FNB or Howard;Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; andOther factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.Use of Projections and Financial InformationThis presentation contains financial forecasts relating to the anticipated future financial performance of the proposed combination of FNB and Howard and is subject to risks and uncertainties that could cause actual results to differ materially from those forecasts and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of FNB and Howard with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investment, and competition within applicable markets. The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or generally accepted accounting principles in the United States of America (“GAAP”).None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of FNB and Howard. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. None of FNB and Howard or any of their respective affiliates, advisors or other representatives has made, or makes, any representation to any stockholder regarding the information contained in the projections and, except as required by applicable securities laws, neither FNB and Howard intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.Market and Industry DataMarket and industry data used throughout this presentation is based on information derived from third party sources, the knowledge of the management teams of FNB and Howard regarding their respective industries and businesses and respective management teams’ good faith estimates. While management of FNB and Howard believe that the third party sources from which market and industry data has been derived are reputable, FNB and Howard have not independently verified such market and industry data, and you are cautioned not to give undue weight to such market and industry data.Non-GAAP Financial MeasuresFinancial measures included in the forecasts provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non‑GAAP financial measures” under the rules of the SEC, and therefore the Howard projections, the FNB and Howard combined company projections, and estimated synergies included in this presentation are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the FNB board of directors, Howard, or the FNB and Howard respective financial advisors in connection with the merger. Accordingly, no reconciliation of such measures is provided in this presentation.

Transaction Highlights

Howard Bancorp Acquisition Represents a Strategic Transaction with Attractive Financial Impacts and Low Execution Risk

Strategic Transaction

- ✓ Strategic, in-market acquisition that is additive to FNB's Maryland presence; significant scarcity value with Howard Bancorp positioned as the largest remaining community bank based in the Baltimore MSA
- ✓ Increases FNB's Baltimore deposits by $1.7Bn to $3.5Bn and #6 deposit rank on a pro forma basis
- ✓ Attractive core deposit franchise with 36% non-interest bearing deposits and 14 bps cost of deposits
- ✓ Strong commercial-focused bank with consistent underwriting philosophy and solid customer base
- ✓ Ability to overlay FNB product suite onto Howard Bancorp customer base

Attractive Financial Impacts

- ✓ 4% EPS accretion with fully phased-in cost savings
- ✓ Enhances key profitability metrics, including a >200 bps improvement in Efficiency ratio
- ✓ Limited TBV dilution of (2)% with short earnback period of ~3 years
- ✓ Efficient use of capital with IRR of >25% and neutral to CET1 ratio
- ✓ Well-structured transaction; Price / TBV of 1.6x and Price / Forward EPS with Cost Savings of 8.8x

Low Execution Risk

- ✓ Howard Bancorp represents ~6% of combined asset size
- ✓ In-market transaction with significant cost savings and branch consolidation opportunities
- ✓ Both banks operate on a common core banking system, allowing for lower integration risk
- ✓ Successful history of operating in Howard Bancorp's markets; represents FNB's fourth acquisition in Maryland for a total weighted average entry price of 1.5x TBV over all transactions
- ✓ FNB is a proven acquirer that has successfully integrated 15 acquisitions since 2005

F.N.B. Corporation

3

Overview of Howard Bancorp, Inc.

Howard Bancorp is a Commercial-Focused Lender with a Strong Operating Profile

HOWARD BANK

Overview of Howard Bancorp

Assets	$2.6Bn
Headquarters	Baltimore, MD
Chairman & CEO	Mary Ann Scully
Ticker	HBMD (NASDAQ-Listed)
Average Daily Trading Volume (3-Mo)	$0.3MM
Year Founded	2004
Locations	13 Branches

Howard Bancorp Loan & Deposit Composition

Loan Composition



Consumer 4%
PPP 10%
C&I 19%
CRE - OO 13%
CRE - NOO 32%
Residential 23%

Loans: $1.9Bn
Yield on Loans: 4.22%

Deposit Composition



Institutional Deposits 11%
Non-Interest Bearing DDA 36%
Interest Bearing DDA 12%
MMKT & SAV 30%
Customer Time Deposits 10%

Deposits: $2.0Bn
Cost of Deposits: 0.14%

Howard Bancorp Financial Summary

Balance Sheet (1Q'21) (%)		Profitability (1Q'21) (%)	
% Non-Interest Deposits	36	ROAA	0.98
TCE / TA	9.9	ROATCE	10.3
CET1 Ratio	12.1	Net Interest Margin	3.43
NPAs / Assets	0.6	Efficiency Ratio	54
Reserves / Loans	0.9	Fee Income Ratio	10

Market Position: Baltimore MSA Deposit Share

Rank	Mid-Sized Bank Rank	Bank	Deposits ($Bn)	Branches (No.)	Avg. Deposits / Branch ($MM)	Market Share (%)
1	-	Bank of America	28.6	74	386	31.7
2	-	M&T Bank	19.5	96	203	21.6
3	-	PNC	9.4	82	115	10.4
4	-	Wells Fargo	8.6	54	160	9.6
5	-	Truist	7.2	81	89	8.0
		First National Bank / HOWARD BANK	**3.5**	**33** [1]	**105** [1]	**3.8**
6	1	Sandy Spring Bancorp	1.9	11	174	2.1
7	**2**	First National Bank	**1.8**	**20**	**91**	**2.0**
8	**3**	HOWARD BANK	**1.7**	**13**	**127**	**1.8**
9	4	Capital Funding Bancorp	1.4	2	710	1.6
10	5	Shore Bancshares	1.3	15	86	1.4

F.N.B. Corporation

Source: Company Materials, SNL Financial
Notes:
1. Does not include the impact of contemplated branch consolidations

4

Strategic In-Market Transaction with Low Execution Risk

Enhances Presence within the Baltimore MSA & Mid-Atlantic Region, While Allowing for Significant Cost Savings Opportunities

FNB Operates a Well-Diversified Footprint



Cleveland
Pittsburgh
Columbus
Philadelphia
Baltimore
Trenton
Washington
Richmond
Norfolk
Greensboro
Raleigh
Charlotte
Fayetteville
Columbia
Augusta
Charleston
FNB
Howard

Enhances Baltimore Presence with Howard Bancorp Acquisition



Hagerstown
Maryland
Martinsburg
Frederick
Baltimore
Winchester
Germantown
Columbia
Annapolis
Washington
Dale City
FNB
Howard
Branch Overlap
3-Mile: 85%
2-Mile: 62%
1-Mile: 46%

Adds to FNB's Strong Customer Density in Maryland [1]



Baltimore
Wealth Management
Retail & Commercial
Insurance

- ***Howard Bancorp adds incremental scale to our Maryland presence***

Source: Company Materials, SNL Financial

Notes:

1. Represents current FNB customers

F.N.B. Corporation

5

Attractive Financial Impacts

Howard Bancorp Represents a Financially-Compelling Transaction for FNB, While Preserving Tangible Book Value and Capital

Key Items	Pro Forma Financial Impact
Earnings per Share (1)	4%
Efficiency Ratio (1)	>(200)bps
Return on Tangible Common Equity (1)	>50bps
TBV per Share at Closing (2)	(2)%
TBV Earnback (Crossover Method) (2)	~3 Years
CET1 Ratio at Closing (2)	Neutral
Internal Rate of Return	>25%

Notes:
1. Based on pro forma impacts including fully phased in cost savings
2. Includes full impact of one time merger expenses in pro forma closing impacts for TBV and capital for illustrative purposes

F.N.B. Corporation
6

 FNB is an Experienced Acquirer in the Dynamic Maryland Market  Mid-Atlantic Franchise Has Been Augmented by Attractively-Priced Acquisitions  7  Baltimore is an Attractive Market  Howard Bancorp Represents our Fourth Maryland Transactionfor a Weighted Average Entry Price of 1.5x TBV  Acquisition  State  Announce Date  DealValue($MM)  Price / TBV (x)  Cost Savings(%)  Assets($Bn)    MD  7/13/21  $418MM  1.6x  >50%  $2.6Bn    MD  4/8/14  $102MM  1.3x  40%  $0.4Bn    MD  6/14/13  $78MM  1.3x  25%  $0.6Bn    MD  10/22/12  $50MM  1.6x  30%  $0.4Bn  Source: SNL Financial, Baltimore County Government, Baltimore Sun, Economic Alliance of Greater Baltimore  Key Item  Baltimore Metrics  Population  2.8MM  Number of Businesses (Baltimore County)  21,317  Businesses with 100+ Employees (Baltimore County)  500+  Median Home Sale Price  $330k  Density of Advanced Degree Holders Ranking Among Top 25 Largest U.S. Metro Markets  4th  Dynamic Market Demographics  Blue Chip Top Employers  https://www.baltimoresun.com/bal-rg-mdbusiness21-story.htmlhttps://www.baltimorecountymd.gov/departments/economicdev/meet-baltimore-county/stats-and-figures/econdev-statistics.htmlhttps://www.baltimoresun.com/business/bs-bz-baltimore-area-mls-housing-data-april-20210512-5ghmlxsy5nenbnlbpvxrdcfn54-story.html  Median HouseholdIncome ($000)  Projected Median Household Income Change: 2021-2026E (%)

Key Transaction Assumptions

Conservative Assumptions Utilized within Pro Forma Modeling Analysis

Consideration & Deal Value

- **Consideration Mix** – 100% stock
- **Exchange Ratio** – 1.8 shares of FNB common stock for each share of Howard Bancorp common stock
- **Transaction Value** – $418MM deal value, or $21.96 per share [1]
- **Price / TBV** – 1.6x
- **Price / Forward EPS with Cost Savings** – 8.8x

Cost Savings

- **Cost Savings** – >50% cost savings on Howard Bancorp's non-interest expense
- **Phase-In Period** – 85% in year one and 100% thereafter
- **Branch Overlap** – 62% of Howard Bancorp's branches are within 2-miles of an FNB branch
- **System Overlap** – Lower risk integration with common core banking platform

Key Merger Assumptions

- **One-Time Merger Expenses** – $32MM pre-tax
  - Impact of one-time merger expenses fully included in pro forma closing impacts for TBV and capital
- **Loan Credit Mark** – 1.7% of loans
  - 56% PCD loan mark composition (1.0% of loans) and 44% non-PCD composition (0.7% of loans)
  - Day 2 CECL reserve of 1.2% of loans
- **Core Deposit Intangible (CDI)** – 0.50% of non-time deposits
  - Amortized using 10-year sum-of-years digits
- **Closing** – Estimated in early 2022

F.N.B. Corporation

Notes:
1. Based on FNB closing price of $12.20 as of July 12, 2021; represents fully diluted deal value

8

Key Takeaways    9    Low Execution Risk            Attractive Financial Impacts                  Strategic Transaction